UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

SANTANDER BANCORP

(Name of Subject Company (Issuer))

SANTANDER BANCORP

(Name of Entity Filing Statement)

Common Stock, Par Value $2.50 Per Share

(Title of Class of Securities)

802809103

(Cusip Number of Class of Securities)

Rafael Bonilla

Senior Vice President and General Counsel

Santander BanCorp

B7 Tabonuco Street, 18th Floor, San Patricio,

Guaynabo, Puerto Rico 00968-3028

Telephone Number: (787) 777-4100

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

Copy to:

Jose R. Cacho

Aurelio Emanuellli Freese

O’Neill & Borges

American International Plaza, 8th Floor

250 Muñoz Rivera Avenue

San Juan, PR 00918

(787)764-8181

Telecopy: (787) 753-8944

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Statement”) relates is Santander BanCorp, a Commonwealth of Puerto Rico corporation (the “Company”). The address of the principal executive offices of the Company is B7 Tabonuco Street, 18th Floor, San Patricio, Guaynabo, Puerto Rico 00968-3028. The telephone number of the Company at its principal executive offices is (787) 777-4100.

(b) Securities.

This title of the class of equity securities to which this Statement relates is the shares of common stock of the Company, $2.50 par value per share (the “Shares”). As of the close of business on June 24, 2010, there were 46,639,104 Shares issued and outstanding. The Shares are traded on the New York Stock Exchange (the “NYSE”) under the symbol “SBP”.

ITEM 2.	Identity and Background of Filing Person.

(a) Name and Address.

The person filing this Statement is the Company, which is the subject company. The Company’s name, business address and business telephone number are set forth in Item 1(a) above and incorporated by reference into this item 2(a).

(b) Tender Offer.

This Statement relates to the tender offer commenced by Administración de Bancos Latinoamericanos Santander, S.L., a sociedad limitada organized under the laws of the Kingdom of Spain, (the “Offeror”) and Banco Santander, S.A., a sociedad anónima organized under the laws of the Kingdom of Spain, (“Banco Santander” or “Parent” and collectively with its affiliates, the “Santander Group”) to purchase all outstanding Shares not owned by the Santander Group at $12.69 per Share, net to the seller in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO filed by the Santander Group with the Securities and Exchange Commission (the “Commission”) on June 24, 2010 (together with exhibits thereto and as amended or supplemented from time to time, the “Schedule TO”). According to the Schedule TO, the Offer and withdrawal rights will expire at 12:00 midnight, New York City time on July 22, 2010, unless the Offer is extended. A copy of each of the Offer to Purchase and the Letter of Transmittal are attached as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii) respectively to the Schedule TO. According to the Schedule TO, the Offeror, together with its affiliates, is the beneficial owner of 42,252,418 Shares representing approximately 90.6% of the outstanding Shares of the Company.

As set forth in the Schedule TO, the address of the principal executive offices of the Offeror is Ciudad Grupo Santander, Avenida de Cantabria s/n. 28660 Boadilla del Monte, Madrid, Spain. The telephone number of the Offeror at its principal executive offices is +34-91-289-1062.

With respect to all information contained in this Statement or described herein based on the information contained in the Offer to Purchase, Letter of Transmittal and/or the Schedule TO, including any information concerning the Santander Group, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such parties to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of such information.

ITEM 3.	Past Contacts, Transactions, Negotiations and Agreements.

Understandings and Agreements with the Santander Group

The Company and certain of its affiliates regularly engage in transactions with each other in the ordinary course of business. The Company and its subsidiaries have been part of the strategic vision of the Santander Group. As a result, the Company and its subsidiaries and the Santander Group are currently parties to a number of commercial and financial agreements. These agreements include loan agreements, information technology service agreements and various deposit agreements. Information regarding these agreements, transactions and arrangements, including the amounts involved, is set forth below and in the Company’s Proxy Statement for the 2010 Annual Meeting (the “Proxy Statement”) under the heading “Transactions with Related Parties,” which section is incorporated by reference herein and is included as Exhibit (e)(1) hereto. All descriptions provided in this Schedule regarding these agreements, transactions and arrangements is qualified by reference to the Company’s Proxy Statement.

The Company engages in transactions with affiliated companies of the Santander Group in the ordinary course of business. At December 31, 2009 and 2008 and for the years then ended, the Company had the following balances and/or transactions with related parties of the Santander Group:

	At December 31
	2009	2008
	(in thousands)
Deposits from related parties	$789,845	$695,948
Interest-bearing deposits with affiliates	1,441	3,757
Other borrowings from an affiliate	60,000	60,000
Loans to directors, officers, and related parties (on substantially the same terms and credit risks as loans to third parties)	2,644	2,604
Technical assistance income for services rendered	4,016	3,651
Operating expenses for electronic data processing services received	18,349	17,288
Technical assistance expense for software development	789	753
Rental income	573	439
Fair value of derivative financial instruments purchased from affiliates	(102,129)	(158,552)
Fair value of derivative financial instruments sold to affiliates	—	(1,417)
Loans sold to an affiliate	142,017	300,097

On March 25, 2008, the Company and Santander Financial Services, Inc., a wholly owned subsidiary of the Company (“Santander Financial”), entered into a collateralized loan agreement with Banco Santander Puerto Rico (“Santander Puerto Rico”), a wholly-owned subsidiary of the Company. The proceeds of the loans made under this loan agreement were used to refinance the outstanding indebtedness incurred under a bridge facility agreement among the Company, Santander Financial and National Australia Bank Limited, and for general corporate purposes. Under the terms of the loan agreement, the Company and Santander Financial borrowed $186 million and $454 million, respectively. The loans were fully-collateralized by a certificate of deposit in the amount of $640 million opened by Banco Santander and provided as security for the loan pursuant to the terms of a Security Agreement, Pledge and Assignment between Santander Puerto Rico and Banco Santander. The Company and Santander Financial also agreed to pay a fee of 0.10% net of taxes, deduction and withholdings, on an annualized basis, to Banco Santander in connection with its agreement to collateralize the loans with its deposit.

On September 24, 2008, the Company and Santander Financial, entered into a collateralized loan agreement with Santander Puerto Rico. Under the loan agreement, Santander Puerto Rico advanced $200 million and $430 million in loans to the Company and Santander Financial, respectively. The proceeds of the loans were used to refinance the outstanding indebtedness incurred under the March 25, 2008 loan agreement among the Company, Santander Financial and Santander Puerto Rico described above, and for general corporate purposes. The loans are collateralized by a certificate of deposit in the amount of $630 million opened by Banco Santander at Santander Puerto Rico and provided as security for the loans pursuant to the terms of a Security Agreement, Pledge and Assignment between Santander Puerto Rico and Banco Santander. The Company and Santander Financial have agreed to pay an annual fee of 0.10% net of taxes, deductions and withholdings to Banco Santander in connection with its agreement to collateralize the loans with its deposit.

On September 24, 2009, the Company and Santander Financial entered into a collateralized loan agreement with Santander Puerto Rico. The proceeds of the loans made under the loan agreement were used to refinance the amounts outstanding under the collateralized loan agreement dated September 24, 2008, among the Company, Santander Financial and Santander Puerto Rico, and for general corporate purposes. Under the terms of the loan agreement, the Company and Santander Financial borrowed $190 million and $440 million, respectively. The loans were fully-collateralized by a certificate of deposit in the amount of $630 million opened by Banco Santander and provided as security for the loan pursuant to the terms of a Security Agreement, Pledge and Assignment between Santander Puerto Rico and Banco Santander. The Company and Santander Financial also agreed to pay a fee of 0.10% net of taxes, deductions and withholdings, on an annualized basis, to Banco Santander in connection with its agreement to collateralize the loans with its deposit.

On January 22, 2010, the Company and Santander Financial entered into a collateralized loan agreement with Santander Puerto Rico. The proceeds of the loans made under the loan agreement were used to refinance the amounts outstanding under the collateralized loan agreement dated September 24, 2009, among the Company, Santander Financial and Santander Puerto Rico, and for general corporate purposes. Under the terms of the loan agreement, the Company and Santander Financial borrowed $182 million and $430 million, respectively. The loans were fully-collateralized by a certificate of deposit in the amount of $612 million opened by Banco Santander and provided as security for the loan pursuant to the terms of a Security Agreement, Pledge and Assignment between Santander Puerto Rico and Banco Santander. The Company and Santander Financial also agreed to pay a fee of 0.10% net of taxes, deductions and withholdings, on an annualized basis, to Banco Santander in connection with its agreement to collateralize the loans with its deposit.

On March 23, 2010, the Company and Santander Financial entered into a collateralized loan agreement with Santander Puerto Rico. The proceeds of the loans made under the loan agreement were used to refinance the amounts outstanding under the collateralized loan agreement dated January 22, 2010, among the Company, Santander Financial and Santander Puerto Rico, and for general corporate purposes. Under the terms of the loan agreement, the Company and Santander Financial borrowed $182 million and $422 million, respectively. The loans were fully-collateralized by a certificate of deposit in the amount of $604 million opened by Banco Santander and provided as security for the loan pursuant to the terms of a Security Agreement, Pledge and Assignment between Santander Puerto Rico and Banco Santander. The Company and Santander Financial also agreed to pay a fee of 0.10% net of taxes, deductions and withholdings, on an annualized basis, to Banco Santander in connection with its agreement to collateralize the loans with its deposit.

On May 24, 2010, the Company and Santander Financial entered into a collateralized loan agreement with Santander Puerto Rico. The proceeds of the loans made under the loan agreement were used to refinance the amounts outstanding under the collateralized loan agreement dated March 23, 2010, among the Company, Santander Financial and Santander Puerto Rico, and for general corporate purposes. Under the terms of the loan agreement, the Company and Santander Financial borrowed $167 million and $422 million, respectively. The loans were fully-collateralized by a certificate of deposit in the amount of $589 million opened by Banco Santander and provided as security for the loan pursuant to the terms of a Security Agreement, Pledge and Assignment between Santander Puerto Rico and Banco Santander. The Company and Santander Financial also agreed to pay a fee of 0.10% net of taxes, deductions and withholdings, on an annualized basis, to Banco Santander in connection with its agreement to collateralize the loans with its deposit.

On April 30, 2008, Santander Puerto Rico and Crefisa, Inc. (“Crefisa”), a subsidiary of Banco Santander, S.A., entered into a Master Loan Sale and Assignment Agreement. According to the agreement, Crefisa agreed to purchase, from time to time, certain non-performing commercial and residential loans owned by Santander Puerto Rico. On the same date, Santander Puerto Rico and Crefisa entered into a Master Servicing Agreement under which Santander Puerto Rico agreed to service, in exchange for a fee, the commercial and residential loans it sells to Crefisa under the Master Loan Sale and Assignment Agreement. During 2008, Crefisa purchased approximately $300.1 million in commercial and residential loans from Santander Puerto Rico in several transactions. These transactions were made at net book value and were approved by the Company’s Audit Committee. During 2009, Crefisa purchased approximately $142.0 million in commercial and residential loans from Santander Puerto Rico in several transactions. These transactions were made at net book value and were approved by the Company’s Audit Committee.

Crefisa, from time to time, has purchased troubled assets from Santander Puerto Rico. From time to time and upon request, Banco Santander, S.A. transfers moneys to Crefisa in order to fund its operations. Crefisa reviews any purchase and sale transaction proposed by the Company or its subsidiaries. Upon approval of the proposed purchase and sale transaction, Crefisa disburses funds received from Banco Santander, S.A. for such purposes.

On December 10, 2008, Santander Puerto Rico issued $60 million of its subordinated notes to Crefisa, Inc. under a Subordinated Note Purchase Agreement. The subordinated notes are due on December 10, 2028 and pay interest semiannually at the rate of 7.5% per annum.

Consideration Payable Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they would receive the same cash consideration ($12.69 per Share) on the same terms and conditions as the other Company stockholders. According to the information provided to the Company, the directors and named executive officers (those included in the Summary Compensation Table of the Proxy Statement) of the Company presently own a total of approximately 35,389 Shares. If these directors and officers of the Company were to tender all of such Shares in the Offer, the directors and officers of the Company would receive an aggregate of approximately $449,086 in cash. To the Company’s knowledge, after making reasonable inquiry, all of the directors and officers of the Company currently intend to tender their Shares into the Offer.

ITEM 4.	The Solicitation or Recommendation.

After careful consideration and review of the Offer with its advisors, the Special Committee of the board of directors of the Company, consisting of its independent directors (the “Special Board Committee”), has determined to express no opinion and remain neutral with respect to the Offer.

Accordingly, the Company recommends that holders of shares of the Company’s common stock make their own decision whether to tender their shares in the Offer based on their individual circumstances, investment criteria and evaluation of the factors discussed herein.

Background of the Offer

The following information is derived from the disclosure provided by the Santander Group in the Schedule TO relating to their description of the Background of the Offer, and is supplemented by the Company with the Company-related actions that have taken place after the Offer was commenced on June 24, 2010.

Beginning in February 2009, the Santander Group recommenced consideration of a potential going private transaction with senior management of the Company. On February 25, 2009, representatives of senior management from the Company and the Santander Group met by conference call to discuss with external advisors a possible going-private transaction. Thereafter, and following further discussion, the Santander Group concluded that a going private transaction structured as a short-form merger under Puerto Rico law would be preferable to a tender offer followed by a reverse stock split.

On February 26, 2009, the Company’s board of directors held a meeting at the Company’s offices in San Juan, Puerto Rico. At the meeting, Mr. Juan Moreno, the Company’s Chief Executive Officer, presented the going private transaction structured as a short-form merger. At the same meeting, Mr. Richard W. Durkes, Managing Director of Sandler O’Neill, provided a brief presentation to the Company’s board of directors on the merger process. After the presentation, the board of directors of the Company adopted a resolution creating a special committee (the “Special Committee”) of the Company’s independent directors composed of Mr. Victor Arbulu, Mr. Roberto Valentin and Mr. Stephen Ferriss, in order to evaluate any price proposal made by the Santander Group in the short-form merger. Immediately following the conclusion of the board meeting, the Special Committee held its first meeting and designated Mr. Arbulu as its Chairman.

Over the month of March 2009, the Company’s and the Santander Group’s management held a series of meetings and discussions with their advisors regarding the potential short-form merger.

On March 9, 2009, Sandler O’Neill was engaged as the financial advisor to the Special Committee.

In March 2009, management of the Company provided financial projections for 2009 through 2012 to Sandler O’Neill in connection with Sandler O’Neill’s valuation analysis of the Company.

On March 26, 2009, Mr. Durkes and Ms. Hollie Hyslop of Sandler O’Neill met with the Special Committee. At the meeting, Mr. Durkes summarized the process employed in Sandler O’Neill’s valuation analysis and made a preliminary report regarding the Company’s valuation. Ms. Hyslop then proceeded to discuss how volatility and certain other factors affected the valuation of the Company.

During April 2009, the Santander Group and the Company continued to hold regular meetings and discussions with their advisors regarding a potential going-private transaction. The Santander Group concluded that (i) Puerto Rico law does not require the approval of, or any other action by, the subsidiary’s board of directors or any special committee thereof in connection with a short-form merger, and (ii) a short-form merger would result in the imposition of a Puerto Rico withholding tax on payments to the Company’s minority stockholders that are U.S. citizens not resident in Puerto Rico, to other individuals not resident in Puerto Rico and foreign corporations and entities not engaged in a Puerto Rico trade or business.

In light of these considerations, on April 15, 2009 and April 17, 2009, the Santander Group and the Company discussed various alternatives with their advisors in order to streamline the potential going private transaction and prevent certain of the Company’s minority stockholders from being subject to the Puerto Rico withholding tax. Following these discussions, the Santander Group preliminarily decided to structure the going private transaction as a two-step transaction beginning with a tender offer for the approximately 9% of the Shares not owned by the Santander Group and a subsequent short-form merger in order to cash-out the remaining Company minority stockholders. The tender offer would permit certain of the Company’s stockholders to avoid the withholding tax required under the Puerto Rico Code in the short-form merger. The Santander Group also determined that it would not seek the approval of the board of directors of the Company with respect to these transactions.

From April 15 to April 29, 2009, the Special Committee and its advisors discussed whether the Special Committee should disband in light of Santander’s withdrawal of its request that the Company’s board approve the transactions, the lack of any obligation under Puerto Rico law to evaluate the fairness or desirability of the transactions, and the ability of Santander to complete the merger at any time without the approval of either the board of directors of the Company or its shareholders. On April 29, the Special Committee met with representatives of Sandler O’Neill and the Santander Group to discuss the transactions and determined to dissolve the Special Committee and terminate the engagement by the Committee of Sandler O’Neill.

On April 30, 2009, the Company’s board of directors approved a resolution dissolving the Special Committee.

Shortly thereafter, the Santander Group engaged Sandler O’Neill in order to provide an opinion on the fairness of the transactions to the minority shareholders of the Company. Beginning in May 2009, management of the Company provided financial projections to Sandler O’Neill in connection with the preparation of Sandler O’Neill’s fairness opinions and updated those projections from time to time thereafter. The final such update prior to the issuance of Sandler O’Neill’s fairness opinion dated December 14, 2009 was provided to Sandler O’Neill on December 11, 2009.

On December 13, 2009, Mr. Victor Barallat, Banco Santander, S.A.’s Director of Financial Resources and Business Development for Latin America notified the Company’s board of directors that the Santander Group would be announcing its intention to commence a tender offer for the approximately 9% of shares of common stock of the Company not held by the Santander Group at a price of $12.25, followed by a short-form merger at the same price as paid in the tender offer.

On December 14, 2009, Sandler O’Neill delivered to the management of the Parent its valuation presentation and opinion as to the fairness of the purchase price of $12.25 to the Public Stockholders from a financial point of view.

Prior to the open of trading on the New York Stock Exchange on December 14, 2009, the Santander Group publicly announced that it intended to (1) commence the Offer for the Shares at $12.25 per share; and (2) as soon as reasonably practicable after the consummation of the Offer, consummate the Merger, in which all remaining Public Stockholders would receive the same price per share as was paid in the offer, without interest and less applicable withholding taxes. Subsequently, the Santander Group requested a list of the Company’s stockholders of record and certain other information pursuant to Puerto Rico corporate law for the purpose of disseminating the tender offer to the Company’s stockholders.

On December 14, 2009, the Company’s board of directors adopted a resolution creating a special committee (the “Special Board Committee”) of the Company’s independent directors composed of Mr. Victor Arbulu, Mr. Roberto Valentin and Mr. Stephen Ferriss, in order to evaluate and provide a position on the proposed Offer.

On December 21, 2009, the Special Board Committee resolved to take no view with respect to the proposed Offer.

In the first week of June 2010, management of the Parent requested that Sandler O’Neill update its financial analysis regarding the value of the Company.

On June 16, 2010 and June 17, 2010, management of the Company provided Sandler O’Neill with updated financial projections for 2010 and guidance regarding key assumptions and estimates for 2011 and 2012 in connection with Sandler O’Neill’s updated financial analysis regarding the value of the Company. See “Company Financial Projections”.

On June 18, 2010, Sandler O’Neill delivered to the management of the Parent a draft presentation, which contained various financial analyses regarding the value of the Company. After reviewing Sandler O’Neill’s draft presentation, management of the Parent determined to increase the purchase price by $0.44 to $12.69 per share because they believed that an increase in the purchase price would make the Offer and the transactions contemplated thereunder more attractive to the Public Stockholders.

On June 21, 2010, Sandler O’Neill, delivered to the management of the Parent its presentation and opinion as to the fairness of the purchase price of $12.69 to the Public Stockholders from a financial point of view. Management of the Parent concluded, on the basis of this presentation and opinion, that the $12.69 per share purchase price proposed to be paid to the Public Stockholders of the Company was fair.

On June 24, 2010, management of the Parent notified the board of directors of the Company that the Parent intended to (1) commence the Offer for the Shares at $12.69 per share; and (2) as soon as reasonably practicable after the consummation of the Offer, consummate the Merger, in which all remaining Public Stockholders would receive the same price per share as was paid in the Offer, without interest and less applicable withholding taxes.

On June 24, 2010, the Company’s board of directors adopted a resolution re-appointing the Special Board Committee in order to evaluate and provide a position on the Offer.

On July 2, 2010, the Special Board Committee determined not to express an opinion on the Offer and to remain neutral with respect to the Offer.

On July 8, 2010, the Company’s Board of Directors received the recommendation of the Special Board Committee and approved the filing and distribution of this Schedule 14D-9.

Reasons for the Recommendation

The Special Board Committee Expresses No Opinion on the Offer and is Remaining Neutral

The Special Board Committee has determined not to express an opinion on the Offer and to remain neutral with respect to the Offer. The Special Board Committee is not recommending to shareholders that they tender, or refrain from tendering, their shares in the Offer. Although the Special Board Committee has reviewed the opinion of Sandler O’Neill, which was engaged by Banco Santander, that the offer price is fair from a financial point of view and has considered other positive factors described below, the Special Board Committee is remaining neutral and cannot recommend in favor or against the transaction because of, among other factors described below, (i) the tax consequences of tendering shares in the Offer instead of waiting for the short-form merger transaction (the “Merger”) will vary for each shareholder; (ii) the Special Board Committee did not negotiate with Banco Santander and cannot say that negotiations might not have produced a better offer price; (iii) the near certainty of the Merger limits the ability of the Special Board Committee to suggest alternatives to the Offer; and (iv) the lack of appraisal rights in the Offer and the existence of appraisal rights in the Merger weigh against a positive recommendation.

Accordingly, the Special Board Committee urges each shareholder to make its own investment decision regarding the Offer based on all available information, in light of the shareholder’s own investment objectives, the shareholder’s views on the Company’s financial prospects, the factors considered by the Special Board Committee (described below), and any other factors the shareholder considers relevant to its investment decision.

In reaching its determination and its decision as described above, the Special Board Committee considered and discussed with its advisors a number of factors.

Limitations Created by the Santander Group’s Ownership and the Merger

The Special Board Committee considered the limitations on the Company created by Banco Santander’s approximately 90.6% ownership of the Company’s common stock. Given its ownership of more than 90% of the Company’s common stock, Banco Santander could have executed a short-form merger without implementing the Offer.

As described in the Schedule TO filed by Banco Santander with the Securities and Exchange Commission, the Offer is being made by Banco Santander, prior to consummating the Merger, in order to offer minority shareholders who are not residents of Puerto Rico or who hold their shares through a broker, dealer, commercial bank, trust company or other nominee an alternative to the imposition of withholding tax pursuant to Puerto Rico law that will occur when the Merger is consummated.

Supportive Factors

The Special Board Committee viewed the following factors as being generally favorable with respect to the Offer.

Financial and Business Information. The Special Board Committee took into account the historical and current financial condition, results of operations, business and prospects of the Company, the risks involved in achieving those prospects, and the conditions of the national and Puerto Rico economies and of the financial sectors in which the Company operates. The Special Board Committee considered the volatility in the markets and the national and local economic conditions and the potential adverse impact of such factors on the Company’s current financial condition and operating performance, as well as on the market valuation of the Company. In its deliberations, the Special Board Committee was aware of the fact that the Company’s financial condition and results of operations are, to a large extent, affected by the prolonged recessionary conditions of the Puerto Rico economy.

Premium for the Shares. The offer price represents a premium of approximately 13% over the closing share price of the Company’s common stock on June 23, 2010, the last day prior to the public announcement of the Offer, and a premium of approximately 6% over the closing price of the Company’s common stock on December 11, 2009, the last trading day prior to the public announcement by Banco Santander that it was considering seeking to acquire the shares of the Company’s common stock that Banco Santander did not own.

Controlled Company Status and Lack of Strategic Alternatives. As discussed above, the Special Board Committee took into account the fact that Banco Santander currently owns approximately 90.6% of the outstanding shares of the Santander BanCorp’s common stock. Accordingly, the Special Board Committee concluded the Company’s strategic alternatives are limited and would require the approval of Banco Santander.

Timing of Completion; No Financing Condition. The Special Board Committee considered the anticipated timing of consummation of the Offer, which should allow shareholders to receive the offer price promptly, followed by the Merger in which remaining shareholders would receive the same consideration as received by shareholders who tender their shares in the Offer (subject to possible Puerto Rico withholding taxes in the case of the Merger). In addition, Banco Santander’s commitment to effect the Merger as soon as reasonably practicable following consummation of the Offer provides a measure of assurance to the shareholders who choose not to tender their shares of Santander BanCorp common stock in the Offer that they also can receive equal value for their shares of Santander BanCorp common stock as soon as practicable (subject to possible Puerto Rico withholding taxes in the case of the Merger). The Special Committee also considered the fact that the Offer is not conditioned on Banco Santander obtaining financing.

Financial Analysis and Opinion of Sandler O’Neill. The Special Board Committee considered the fairness opinions of Sandler O’Neill dated June 21, 2010 and December 14, 2009, both attached to the Schedule TO, to the effect that, as of such dates, and based upon and subject to the assumptions made, matters considered and limitations on the review undertaken described in the opinion, the consideration to be paid in the Offer was fair, from a financial point of view, to the shareholders of the Company. The Special Board Committee was aware that Sandler O’Neill was engaged by Banco Santander and expresses no opinion on whether appropriate incentives were provided for the financial advisor.

No Further Participation. Any Company shareholder who tenders all its shares of Santander BanCorp common stock in the Offer or has its shares of Santander BanCorp common stock converted into cash in the Merger will cease to participate in future losses, if any, of the Company and will not be negatively affected by decreases, if any, in the market value of the Company’s common stock, including any decreases due to continued general economic deterioration.

Potentially Negative Factors

The Special Board Committee considered the following factors to potentially be generally negative with respect to the Offer:

No Potential for Negotiation. Banco Santander’s Offer is not conditioned upon a favorable recommendation by the Special Board Committee or upon the approval of the board of directors of the Company or of the Company’s minority shareholders. Given that the Offer is expected to be followed by the Merger, there is limited to no potential for negotiation by the Special Board Committee to seek a higher offer price for shareholders other than the Santander Group.

Banco Santander’s Financial Interest. With respect to the offer price, Banco Santander’s financial interest in acquiring the shares for a low price is adverse to the financial interest of the Company’s other shareholders in selling their shares for a high price.

No Further Participation. Any Company shareholder who tenders all its shares of Santander BanCorp common stock in the Offer or has its shares of Santander BanCorp common stock converted into cash in the Merger will cease to participate in the future earnings and growth, if any, of the Company and will not benefit from increases, if any, in the value of the Company’s common stock, including any increases due to general economic improvement.

Santander BanCorp Common Stock Has Traded Higher. Santander BanCorp’s common stock has in the past traded at higher levels than the offer price. This trading history suggests that certain Santander BanCorp shareholders may have acquired their shares of Santander BanCorp common stock at prices higher than the offer price.

No Appraisal Rights in connection with the Offer. The Special Board Committee considered the fact that appraisal rights are not available in connection with the Offer. However, if and when the Merger is consummated, stockholders who do not tender their shares of Company common stock in the Offer and otherwise comply with applicable Puerto Rico law statutory provisions would be entitled to demand an appraisal of their shares of Company common stock under Article 10.13 of the Puerto Rico General Corporations Law (“PRGCL”), as described in Banco Santander’s Offer to Purchase under “The Offer and the Merger-Section 7-Terms of the Merger-Dissenters’ Appraisal Rights.”

Other Factors

The Special Board Committee also considered the uniqueness of each shareholder’s circumstances. The Special Board Committee believes that each shareholder should make an independent judgment whether to tender in the Offer, including the following:

•

the shareholder’s determination of the adequacy of the offer price in light of the shareholder’s own investment objectives including, but not limited, to such shareholder’s risk profile and investment time horizon;

•	the shareholder’s views as to Santander’s BanCorp prospects and the likelihood that the Merger will be consummated in a timely fashion;

•	the shareholder’s own tax considerations; and

•	the factors considered by the Special Board Committee as described in this Statement and any other factors that the shareholder deems relevant to its investment decision.

The foregoing discussion of the information, reasons, and factors considered by the Special Board Committee includes the material reasons and factors considered by the Special Board Committee. In view of the variety of reasons and factors considered in connection with its evaluation of the Offer, the Special Board

Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the reasons and factors considered by it, or make a determination that any factor was of particular importance. Rather, the Special Board Committee made its determinations based upon the totality of the information presented to and considered by it.

Intent to Tender

As mentioned above, according to the information provided to the Company, the directors and named executive officers of the Company presently own a total of approximately 35,389 Shares. To the Company’s knowledge, after making reasonable inquiry, all of the directors and officers of the Company currently intend to tender their Shares into the Offer.

ITEM 5.	Person/Assets, Retained, Employed, Compensated or Used

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.	Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

ITEM 7.	Purposes of the Transaction and Plans or Proposals

Except as may otherwise be described in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relates to or would result in (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. Except as may be otherwise described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding sentence.

ITEM 8.	Additional Information.

Certain Litigation

On December 31, 2009, a purported stockholder of the Company, Juan J. Rivero Souss (“Plaintiff”), filed a putative class action complaint against Parent and the Company (together, the “Defendants”) in the United States District Court for the District of Puerto Rico (the “Court”) challenging the Offer (a copy of the complaint is filed as Exhibit (a)(5)(i) hereto). The litigation is captioned Rivero v. Banco Santander, S.A. et al, C.A. No. 3:09-cv-02305-FAB (the “Action”). The complaint generally alleges, among other things, that Banco Santander breached its fiduciary duties as a controlling stockholder of the Company by seeking to unfairly cash out the minority stockholders of the Company. The complaint seeks, among other things, declaratory, injunctive, and other equitable relief to enjoin the Offer, or, alternatively, rescissory damages, as well as other damages. On April 19, 2010, each of the Defendants filed an answer to the complaint.

Following the commencement of this litigation, Plaintiff’s counsel and counsel for Parent discussed certain concerns that Plaintiff and Plaintiff’s counsel had regarding the Offer, the Merger, and the disclosures relating thereto. On June 23, 2010, the parties to the Action entered into a Stipulation and Agreement of Compromise,

Settlement and Release (the “Settlement Stipulation”), which, pending final approval by the Court, will resolve the Action (a copy of the Settlement Stipulation is filed as Exhibit (a)(5)(ii) hereto). Pursuant to the Settlement Stipulation, and in exchange for the releases described below, Defendants have taken and will take the following actions: (1) Parent made certain disclosures in the Schedule TO and Offer to Purchase; which disclosures included, but were not limited to, enhanced disclosures concerning the tax effects and considerations of the Offer and the Merger, including which stockholders would likely benefit from a tax perspective by having Parent acquire their shares via the Offer rather than the Merger; the appraisal rights available in the Merger, including which stockholders would have any such rights and the fact that stockholders who tendered their shares in the Offer would not have appraisal rights in the Merger; management’s projections for the Company; and the data, inputs, methodologies, and analyses underlying the financial valuation work done by Parent’s financial advisor; (2) Parent has included and will continue to include Plaintiff’s counsel in the disclosure process, including providing Plaintiff’s counsel with the opportunity to review and comment on drafts of the Schedule TO and Offer to Purchase, and amendments thereto, as well as drafts of this Recommendation Statement on Schedule 14D-9, before they were or are filed with the Securities and Exchange Commission and distributed to shareholders; and (3) Parent increased the net price per share in the Offer from $12.25 to $12.69 and acknowledges that the pendency of the Action was one of several factors (although not the principal factor) that Parent considered in deciding to increase the Offer price. The settlement is conditioned on Plaintiff’s counsel’s satisfaction that the disclosures are not materially omissive or misleading.

Pursuant to the Settlement Stipulation, the Action will be dismissed with prejudice on the merits and all defendants will be released from any and all claims relating to, among other things, the Offer, the Merger, and any disclosures relating thereto. These releases do not eliminate or limit the rights of any Company stockholders to pursue properly perfected appraisal claims under Puerto Rico law. The Settlement Stipulation is subject to customary conditions, including the consummation of the Offer and the Merger, completion of certain confirmatory discovery, class certification, and final approval by the Court, following notice to the Company’s stockholders. On June 24, 2010, the parties submitted the Settlement Stipulation to the Court for its review and preliminary approval. On June 28, 2010, following a conference with the parties to discuss the settlement, the Court entered an order preliminarily approving the settlement, preliminarily certifying a class of the Company’s stockholders for settlement purposes, and providing a schedule for notice to the Company’s stockholders. In addition, the Court set a hearing for October 18, 2010 at 2:00 p.m., at which the Court will consider the fairness, reasonableness, and adequacy of the settlement, as well as objections, if any, to the settlement. A copy of the Court’s order, entered on June 28, 2010, has been filed as Exhibit (a)(5)(iii) hereto.

Execution of the settlement, including final court approval thereof, will not affect the form or amount of consideration to be received by the Company’s stockholders in the Offer or the Merger.

The Defendants have denied and continue to deny any wrongdoing or liability with respect to all claims, events, and transactions complained of in the aforementioned litigation or that they have engaged in any wrongdoing. The Defendants have entered into the Settlement Stipulation to eliminate the uncertainty, burden, risk, expense, and distraction of further litigation. The foregoing description of the Settlement Stipulation does not purport to be complete, and a copy of the Settlement Stipulation has been filed as Exhibit (a)(5)(ii) hereto.

Appraisal Rights

No appraisal rights are available to holders of Shares in connection with the Offer. However, when the Merger is consummated, appraisal rights will be available to holders of Shares at the time of the Merger who demand appraisal of such holders’ Shares and who have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable statutory procedures under Puerto Rico law. In order to assert appraisal rights with respect to the Shares, you must be a record holder of those Shares on the effective date of the Merger and, accordingly, may not tender those Shares in the Offer. In connection with the Merger, if you currently hold your Shares through a broker or other financial intermediary, you may not make an appraisal demand directly. Instead, you must cause the applicable broker or other financial intermediary to submit such appraisal demand on your behalf. If your broker or other financial intermediary fails to properly assert appraisal rights on your behalf, such appraisal rights will be forfeited. You will not have an opportunity to vote for or against the Merger. Each such dissenting holder will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the effectuation of the Merger) and to receive payment of such judicially determined amount in cash, together with interest on such amount. Any such judicial determination of the fair value of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the subsequent Merger and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the per Share price paid pursuant to the Offer and the subsequent Merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Puerto Rico law and is qualified in its entirety by reference to Article 10.13 of the Puerto Rico General Corporations Act, the full text of which is set forth in Exhibit (a)(5)(iv) hereto. Any stockholder who considers demanding appraisal is advised to consult legal counsel. Failure to comply with the procedures set forth in Article 10.13 of the Puerto Rico General Corporations Act will result in the loss of appraisal rights.

Forward-Looking Statements

This Statement contains or incorporates by reference certain “forward-looking statements.” Such statements contain words such as “may,” “will,” “might,” “expect,” “believe,” “anticipate,” “could,” “would,” “estimate,” “continue,” “pursue,” or the negative comparative terminology, and may include (without limitation) the following: (i) statements that are not historical information; (ii) the Company’s expectations about actions that may or may not be taken by executive officers, members of the board of directors or affiliates of the Company; and (iii) the Company’s expectations regarding the Offer and actions taken by the Offeror and other members of the Santander Group.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, that, if they never materialize or prove incorrect, could cause the actual results to differ materially from those expressed or implied by such forward-looking statements. Among the factors that could cause actual results to differ materially are the following:

•	whether the conditions of the Offer will be satisfied;

•	the availability of financing and the general economic condition of the Offeror;

•	actual or potential litigation;

•	any projections of revenue, expenses, earnings or losses from operations;

•	any statements of the plans, strategies and objectives of management for future operations;

•	any statements concerning developments, performance or market conditions relating to products or services;

•	any statements regarding future economic conditions or performance;

•	governmental regulation of the Company and changes in laws and regulation;

•	any statements of assumptions underlying any of the foregoing; and

•	other factors disclosed in the Company’s filings with the SEC.

All these forward-looking statements are based on information available to the Company at this time, and the Company assumes no obligation to update any of these statements.

ITEM 9.	Exhibits.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Description

(a)(2)	Cover Letter to Stockholders of Santander Bancorp accompanying Schedule 14D-9, dated July 9, 2010.

(a)(5)(i)	Complaint filed on December 31, 2009 in the United States District Court for the District of Puerto Rico (Incorporated by reference to Exhibit 5(a)(i) of Schedule TO filed by Banco Santander with the Commission on June 24, 2010).

(a)(5)(ii)	Stipulation and Agreement of Compromise, Settlement and Release dated June 21, 2010 (Incorporated by reference to Exhibit 5(a)(ii) of Schedule TO filed by Banco Santander with the Commission on June 24, 2010).

(a)(5)(iii)	Court Order dated June 28, 2010 (Incorporated by reference to Exhibit 5(a)(iii) of Amendment No. 1 to Schedule TO filed by Banco Santander with the Commission on July 1, 2010).

(a)(5)(iv)	Article 10.13 of the Puerto Rico General Corporations Act

(e)(1)	Excerpt (section titled “Transactions with Related Parties”) from the Santander Bancorp Definitive Proxy Statement on Schedule 14A relating to the 2010 Annual Meeting of Stockholders as filed with the Commission on March 26, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SANTANDER BANCORP

By:	/s/ MARÍA CALERO
Title:	Senior Executive Vice President

Dated: July 9, 2010